UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC   20549

_______________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

SYCAMORE NETWORKS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

871206 40 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871206 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 573,039 shares
	6	SHARED VOTING POWER 3,190,000 shares*
	7	SOLE DISPOSITIVE POWER 573,039 shares
	8	SHARED DISPOSITIVE POWER 3,190,000 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,763,039 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%**
12	TYPE OF REPORTING PERSON IN

* This number is included solely for the purposes of identifying shares as to which this Schedule 13G/A relates and is qualified in its entirety by the information in this Schedule 13G/A.

** Based on 28,774,157 shares of Common Stock outstanding as of January 31, 2012.

CUSIP No. 871206 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elizabeth G. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,190,000 shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,190,000 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,000 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%**
12	TYPE OF REPORTING PERSON IN

* This number is included solely for the purposes of identifying shares as to which this Schedule 13G/A relates and is qualified in its entirety by the information in this Schedule 13G/A.

** Based on 28,774,157 shares of Common Stock outstanding as of January 31, 2012.

CUSIP No. 871206 40 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Platyko Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,112,500 shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,112,500 shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,112,500 shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%**
12	TYPE OF REPORTING PERSON PN

* This number is included solely for the purposes of identifying shares as to which this Schedule 13G/A relates and is qualified in its entirety by the information in this Schedule 13G/A.

** Based on 28,774,157 shares of Common Stock outstanding as of January 31, 2012.

CUSIP No. 871206 40 5

Item 1(a).	Name of Issuer:

Sycamore Networks, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

220 Mill Road
Chelmsford, MA  01824

Item 2(a).	Names of Persons Filing:

This Schedule 13G/A is being jointly filed by Daniel E. Smith and his spouse, Elizabeth G. Riley, and Platyko Partners, L.P., a limited partnership of which Mr. Smith and Ms. Riley are the general partners (“Platyko” and, together with Mr. Smith and Ms. Riley, the “Reporting Persons”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is:

c/o Daniel E. Smith
220 Mill Road
Chelmsford, MA  01824

Item 2(c).	Citizenship:

Mr. Smith and Ms. Riley are citizens of the United States of America.  Platyko was organized in the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

871206 40 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 871206 40 5

Item 4.	Ownership.

(a) Amount beneficially owned:

Mr. Smith owns 573,039 shares of outstanding Common Stock directly, owns 1,077,500 shares of outstanding Common Stock jointly with Ms. Riley and serves as a general partner of Platyko, which owns 2,112,500 shares of outstanding Common Stock that may be deemed to be beneficially owned by Mr. Smith as a result of his serving as a general partner of Platyko.  The filing of this Schedule 13G/A by Mr. Smith shall not be construed as an admission that Mr. Smith is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the shares owned by Platyko.  Ms. Riley owns 1,077,500 shares of outstanding Common Stock jointly with Mr. Smith and serves as a general partner of Platyko, which owns 2,112,500 shares of outstanding Common Stock that may be deemed to be beneficially owned by Ms. Riley as a result of her serving as a general partner of Platyko.  The filing of this Schedule 13G/A by Ms. Riley shall not be construed as an admission that Ms. Riley is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of the shares owned by Platyko.  Platyko beneficially and directly owns 2,112,500 shares of the outstanding Common Stock.

(b) Percent of class:

The shares of Common Stock beneficially owned in the aggregate by Mr. Smith represent approximately 13.1% of such class based upon 28,774,157 shares of Common Stock outstanding as of January 31, 2012.  The shares of Common Stock beneficially owned by Ms. Riley, including the shares owned jointly with Mr. Smith, represent approximately 11.1% of such class based upon 28,774,157 shares of Common Stock outstanding as of January 31, 2012.  The shares of Common Stock beneficially owned by Platyko represent approximately 7.3% of such class based upon 28,774,157 shares of Common Stock outstanding as of January 31, 2012.

(c) Number of shares as to which such person has:

              (i) Sole power to vote or to direct the vote:

Mr. Smith has the sole power to vote or to direct the vote of 573,039 shares of Common Stock.  Ms. Riley does not have the sole power to vote or direct the vote of any shares of Common Stock.  Platyko does not have the sole power to vote or direct the vote of any shares of Common Stock.

              (ii) Shared power to vote or to direct the vote:

Mr. Smith and Ms. Riley share power to vote or direct the vote of the 1,077,500 shares of Common Stock held jointly by them.  The Reporting Persons share power to vote or to direct the vote of the 2,112,500 shares of Common Stock held by Platyko.

              (iii) Sole power to dispose or to direct the disposition of:

Mr. Smith has the sole power to dispose or to direct the disposition of 573,039 shares of Common Stock.  Ms. Riley does not have the sole power to dispose or direct the disposition of any shares of Common Stock.  Platyko does not have the sole power to dispose or direct the disposition of any shares of Common Stock.

CUSIP No. 871206 40 5

              (iv) Shared power to dispose or to direct the disposition of:

Mr. Smith and Ms. Riley share power to dispose or to direct the disposition of the 1,077,500 held jointly by them.  The Reporting Persons share power to dispose or to direct the disposition of the 2,112,500 shares of Common Stock held by Platyko.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

/s/ Daniel E. Smith
Daniel E. Smith (1)(2)

/s/ Elizabeth G. Riley
Elizabeth G. Riley (1)(2)

PLATYKO PARTNERS, L.P.

By:	/s/ Daniel E. Smith
Name: Daniel E. Smith
Title: Managing Agent

(1)	Individually
(2)	As general partner of Platyko Partners, L.P.